March 5, 2008

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

RE:	ACTUATE CORPORATION

FORM 10-K: FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006, FILED MARCH 20, 2007;

FORM 8-K FILED June 5, 2007;

File no. 0-24607

Dear Ms. Collins:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated March 3, 2008 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain additional information regarding the above-referenced filings. For your convenience, the numbering of this response corresponds to the section headings and numbering used by the Staff in the Comment Letter. We have added letter references to your bullet point items to facilitate our response.

The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We also acknowledge that the Division of Enforcement has access to all information that we provide to the Staff of the Division of Corporation Finance.

Form 10-K For the Year Ended December 31, 2006

Note 4 - Cash, Cash Equivalents and Short-Term Investments, page F-20

1. We note your response to prior comment 8 in your letter dated January 24, 2008 and the supplemental information provided in your response letter dated February 27, 2008 with regards to your auction rates securities portfolio. Please explain further the following:

a.	Please quantify your investments in auction rate securities at December 31, 2007 and at the date of your response.

b.	Please tell us whether any of the securities that have recently experienced failed auctions were included in your portfolio at December 31, 2007. If so, please confirm that subsequent to year-end and prior to the recent failed auctions, such securities also experienced successful auctions. Alternatively, if the first auction after year-end resulted in a failed bid, then please explain further how you determined this is a Type II subsequent event.

c.

We note from your January 24, 2008 response letter that your investment broker advised the Company regularly of any changes to the outlook status or the actual credit ratings of your securities. Please explain further how you determine the fair value of your auction rate securities portfolio. If assumptions are used in determining such values, then please tell us whether you intend to include a discussion of such assumptions and the impact that changes in the assumptions/estimates could have on your financial statements and the effect of changes in such estimates in your critical accounting policy disclosure in your upcoming Form 10-K.

d.	We further note that the Company intends to address the risk associated with the credit of these securities in the risk factor section of your upcoming Form 10-K and to include a subsequent event footnote to the financial statements. Considering you expect to reclassify your auction rate securities portfolio to long-term investments in the first quarter of fiscal 2008 and the fact that you continue to analyze this portfolio for impairment, please tell us whether you intend to include a discussion of these issues in the MD&A in your December 31,2007 Form 10-K. For instance, tell us whether you intend to include a discussion regarding the trends and uncertainties in this portfolio in your MD&A overview as well as a discussion of the potential impact on the Company’s liquidity.

RESPONSE

a.	We respectfully advise the Staff that we held $14.55 million in auction rate securities as of 12/31/07 and we held $16.5 million in auction rate securities as of 2/29/08.

b.	We advise the Staff that several of our auction rate securities that we held at December 31, 2007 did experience failed auctions in February 2008 and March 2008. We also advise the Staff that each of these securities held at 12/31/07 did experience successful auctions in January 2008.

c.	We respectfully advise the Staff that all of our auction rate investments have always been and continue to be highly rated by the standard rating agencies (Moody’s, Fitch and Standard and Poor’s). Therefore, through 12/31/07 we based the fair value of our auction rate securities on the market value of the investment. This value was derived from the monthly statement received from our broker, and they obtained this market data via a third party pricing source. This pricing was validated by the fact that these securities experienced successful auctions in January 2008. However, with the recent unprecedented developments in the auction rate markets that occurred in February 2008, we are closely watching developments to determine whether it will be necessary to re-evaluate our methodology for valuing these auction rate securities in the future. If we make any substantial changes to our valuation methodology, we will address those changes in our Form 10-Q for the period ended 3/31/08.

d.	We respectfully advise the Staff that we intend to include a discussion of auction rate securities in our MD&A section of our Form 10-K for the period ended 12/31/07. We will include a discussion of these new developments in our MD&A overview as well as a brief discussion in our liquidity section. We will also include a subsequent event disclosure and a risk factor pertaining to these developments in the auction rate markets.

Should you have any further questions, please do not hesitate to call me at (650) 645-3494

Sincerely,

/s/ Dan A. Gaudreau
Dan A. Gaudreau
Senior Vice President, Operations and CFO

cc:	Ms. Jennifer Thompson, Staff Accountant, Division of Corporate Finance

2